PRESS RELEASE

2 February 2005

A positive three months for ABIL

ABIL said in its first quarter operational update today that it is confident that it remains on track to deliver at least its targeted returns on assets and equity for this financial year. "Economic conditions in our markets have remained positive over the past three months and this has translated into a continued steady sales growth while the credit quality of the overall book has remained stable," says Leon Kirkinis, CEO ABIL.

Sales for the first three months of 2005 were 15% higher than the equivalent three months of 2004 and 19% higher than the preceding quarter, in line with typical seasonal trends. Total advances grew 3% and gross interest-bearing advances grew by 4%. Margins for the first quarter were slightly higher than expected due to the stronger than budgeted sales.

NPLs continued their steady downward trend and coverage were maintained at 73.7%. "Operating costs have continued to reduce in line with expectations and we remain on target to deliver our 17% cost-to-advances target by 2006," continues Kirkinis.

The group held non-statutory cash reserves of R1 770-million after the payment of the final and special dividends but before redemption of R631-million of ABL1 bonds that mature in February 2005.

Ends

dlw 2/23

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY A DIRECTOR

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Angus Herselman
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Sale of shares
Number of shares	:42 500
Selling price	:1720 cps
Date of transaction	:11 January 2005
Total value of Sale Transaction	:R731 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
12 January 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

17 January 2005
AFRICAN BANK INVESTMENTS LIMITED – NEW EXECUTIVE APPOINTMENT

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL" or "the company")

NEW EXECUTIVE APPOINTMENT

Towards the end of 2003 ABIL established an innovation division to develop new initiatives aimed at significantly increasing the group's competitiveness. The group has announced the following changes in this division with effect from 17 January 2005:

Executive director Johan de Ridder has been given the mandate to research the micro finance and consumer finance industries worldwide and establish linkages with similar businesses in other countries. This will ensure that ABIL becomes globally benchmarked and develops best of breed technologies to reinforce the competitive positioning of this group. In addition, Johan will together with Tami Sokutu continue to be actively engaged in issues related to regulatory/legislative changes, including the proposed new National Credit Bill.

Charles Chemel has joined the Group Exco as an executive member in charge of innovation in the domestic markets. The mandate of this unit is to explore new growth and expansionary strategies in the credit markets. Charles brings with him extensive banking experience, which includes a secondment last year to the Banking Council to coordinate the design and implementation of low-income access initiatives for the industry as envisaged by the financial sector charter. This included low income housing and lead to the establishment and roll out of the new Mzansi bank account.

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

ABIL - ADJUSTMENT TO EMPLOYEE SHARE OPTIONS PURSUANT TO THE PAYMENT OF A SPECIAL DIVIDEND

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)(ISIN: ZAE000030060)
("ABIL")

ADJUSTMENT TO EMPLOYEE SHARE OPTIONS PURSUANT TO THE PAYMENT OF A SPECIAL DIVIDEND

In terms of the African Bank Investments Limited Employee Share Participation Scheme ("the scheme"), certain events qualify for either an adjustment to the number of options and/or the price of the options and such adjustments must follow a prescribed process.

ABIL has recently declared a special dividend of 53 cents per share (paid on 13 December 2004) ("the special dividend"), as a means of returning surplus capital to the shareholders.

As a result of the special dividend, and so as not to prejudice the rights of option holders over that of ordinary shareholders, ABIL's board of directors has approved a reduction in the strike price of each option of 53 cents. The process leading to this approval was followed in terms of the scheme rules and included the obtaining of a fair and reasonable opinion from the group's advisors, Deloitte & Touche Corporate Finance. It is also consistent with the approach taken after the first special dividend in 2003.

This adjustment will only be made to options that were still outstanding at the close of business on Friday, 3 December 2004, being the date after which the shares started trading ex-dividend.

Sandton
17 January 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited